Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005

December 17, 2012

VIA EDGAR

Ms. Loan Lauren P. Nguyen, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Era Group Inc.
Registration Statement on Form 10-12B
Filed on October 12, 2012
File No. 001-35701

Dear Ms. Nguyen:

On behalf of Era Group Inc. (“Era Group” or the “Company”), a Delaware corporation, we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form 10 (the “Registration Statement”) of the Company, together with the Information Statement incorporated therein by reference (the “Information Statement”) and other exhibits thereto, marked to indicate changes to the Registration Statement and Information Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2012.

Amendment No. 1 to the Registration Statement and the related Information Statement reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Loan Lauren P. Nguyen, dated November 8, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Information Statement. For your convenience, references in the responses to page numbers are to the marked version of the Information Statement. The Company's written acknowledgement is attached hereto as Exhibit A.

The Company has asked us to convey the following as its responses to the Staff:

General

1.
Please be advised that your registration statement will automatically become effective 30 days after receipt by the Commission of a certification by the New York Stock Exchange that the security had been approved by the exchange for listing and registration. Upon effectiveness, you will become subject to the reporting requirement of the Securities Exchange Act of 1934, even if we have outstanding comments. Please confirm your understanding that the registration statement will be deemed effective 30 days after receipt of the exchange certification.

Response to Comment 1
The Company confirms its understanding that the Registration Statement will automatically become effective 30 days after receipt by the Commission of a certification by the New York Stock Exchange that the Company's common stock has been approved by the exchange for listing and registration and that upon effectiveness the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934.

2.
Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should be provided. We may have comments after reviewing the materials.

Response to Comment 2
The Company has informed us that at this time it does not intend to present any pictures or graphics in the Information Statement and confirms that should it choose to include pictures or other graphics it will provide the Staff with mock-ups of any such pages for review.
Questions and Answers about the Company and the Spin-Off, page 3

3.
Please revise to add a question and answer that discloses the estimated separation timeframe and all related costs expected to be incurred by you. Also revise here or the summary section to disclose the material terms of the distribution and transition services agreement.

Response to Comment 3
The Company notes that page 5 of the Information Statement includes questions and answers on the expected record date and distribution date for the spin-off and confirms that it will include those dates in the Information Statement as soon as they are available. The Company has included a new question and answer on Page 5 of the Information Statement to disclose the date on which the spin-off dividend was declared by the SEACOR board of directors and confirms it will include such date in the Information Statement as soon as the dividend is declared.
The Information Statement has also been revised in response to the Staff's comment to disclose the estimated costs the Company expects to incur in connection with the separation and to include a summary of the material terms of the Distribution Agreement and the Amended and Restated Transition Services Agreement in the question and answer section of the Information Statement. Please see pages 5, 6 and 15 of the Information Statement.

Questions and Answers about the Company and the Spin-Off, page 3

4.
We note your disclosure on page 3 that “[you] have found that potential targets in [your] industry are more interested in receiving stock of a company…rather than stock of a more diversified company.” Please disclose whether you have current plans to engage in a merger or similar transaction and whether you have identified such potential targets. Alternatively, revise the statement to state as a belief.

Response to Comment 4
The Information Statement has been revised in response to the Staff's comment. Please see pages 4 and 49 of the Information Statement.

What is the Reason for the Spin-Off, page 3

5.
Please explain why SEACOR's board of directors believes that after the spin-off the aggregate value of your common stock and SEACOR's will exceed the pre-spin-off value of SEACOR's common stock. We note your statement on page 35 that certain SEACOR shareholders may initially sell their shares of ERA Group after the spin-off. Additionally, please balance your disclosure throughout by clarifying that you cannot assure aggregate value will be greater than or equal to the pre-spin-off value.

Response to Comment 5
The Company has informed us that SEACOR's board of directors view concerning the post spin-off value of the Company's and SEACOR's common stock is based its belief that the public markets and securities analysts have a difficult time comparing SEACOR to competitors in SEACOR's other businesses that do not have business activities in the helicopter services business. As a result, the board believes that the market value of SEACOR's common stock does not accurately reflect the Company's value. The board believes that after the spin-off investors and analysts will be able to better understand the strengths and prospects of the Company's and SEACOR's respective businesses, leading to a higher aggregate stock price for the Company's and SEACOR's common stock. The Company has included disclosure to this effect on pages 4 and 49 of the Information Statement.

The Information Statement has been revised in response to the Staff's comment to include disclosure indicating no assurances can be given that after the spin-off the aggregate value the Company's and SEACOR's common stock will be greater than or equal to the pre-spin-off value of SEACOR's common stock. Please see pages 4, 7, 41 and 50 of the Information Statement.

6.
We note that you have included a cross-reference to the place in your information statement where you describe the potentially negative factors that the board considered when evaluating the separation. However, in order to balance your discussion of the positive factors in your question and answer section, please revise to briefly describe some of the potentially negative factors of the spin-off.

Response to Comment 6
The Information Statement has been revised in response to the Staff's comment. Please see pages 4 and 5 of the Information Statement.

7.	Please revise this question or add another question and answer to discuss why you have elected a spin-off rather than a sale or other alternatives.
Response to Comment 7
The Information Statement has been revised in response to the Staff's comment to indicate that the Company had initially considered conducting an IPO but for a variety of reasons it was determined that the Company abandon the IPO and pursue a spin-off. Please see pages 3, 48 and 49 of the Information Statement.

Summary, page 7

8.
Please revise to include summary disclosure regarding your debt structure and your revolving credit facility. We note that as a stand-alone company, you will no longer have access to cash advances from SEACOR.

Response to Comment 8
The Information Statement has been revised in response to the Staff's comment. Please see page 15 of the Information Statement.

Competitive Strengths, page 8

9.
In the interest of balancing your disclosure here, please revise to remove the marketing language from this section. For example, please explain whether your pilots are more skilled than pilots at competing companies and balance the last sentence of the last paragraph to state that you cannot provide any assurance that you will be able to maintain the strong relationships with your customers in the future after the spin-off.

Response to Comment 9
The Information Statement has been revised in response to the Staff's comment. Please see pages 11 and 12 of the Information Statement. In addition, the Company notes that in the interest of balancing the disclosure in the summary section of the Information Statement, it has included a summary of some of the more significant risks it to which it is subject, including the fact that it can not provide any assurance that it will be able maintain strong relationships with its customers after the spin-off.

Relationship with SEACOR, page 10

10.
We note your disclosure in the third paragraph of this section that SEACOR will continue to provide certain supporting functions to you on an interim basis after the separation. Please revise to disclose here the length of time that SEACOR will provide such services and the cost of such services to balance the disclosure as we note that you state on page 18 that you do not expect to receive additional cash advances from SEACOR in the future.

Response to Comment 10

The information Statement has been revised in response to the Staff's comment. Please see pages 6 and 15 of the Information Statement.

Risk Factors, page 17

11.
We note the news reports regarding the incident on October 22, 2012 in the North Sea involving an EC225 aircraft and the resulting decision by various helicopter operators to put on hold all flights using EC225 and Super Puma aircrafts. Please include a risk factor addressing the incident and the potential impact on the company in relation to your EC225 aircrafts or tell us why you believe this information in not material.

Response to Comment 11

The Information Statement has been revised in response to the Staff's comment to include the requested disclosure in the risk factor discussing operational risks the Company may encounter. Please see page 31 of the Information Statement.

We Rely on Relatively Few Customers, Some of Which are Our Affiliates, page 19

12.
With a view towards revised disclosure, please quantify the reductions in revenues you have received from Aeroleo as a result of the cancellation of the contract for AW139 helicopters, the number of helicopters that were subject to the cancelled lease, the duration of the cancelled lease, and the amount of capital you have provided to Aeroleo to enable it to continue operating while it seeks new customers for the idle helicopters.

Response to Comment 12

The Information Statement has been revised in response to the Staff's comment to indicate the amount of revenue the Company deferred as a result of the operating difficulties faced by Aeróleo and the amount of debt capital the Company and its partner provided to Aeróleo. In addition, the Information Statement was revised to note that the operating difficulties resulted from the refusal by the customer to enter into contracts awarded to Aeróleo for four AW 139 helicopters and not as a result of cancelled leases. Please see pages 31 and 32 of the Information Statement.

Compensation of Executive Officers, page 87

Compensation Discussion and Analysis, page 87

13.	We note your reference to Equilar on page 88. Please tell us whether you have an executed contract with Equilar. If you do not have such an agreement, please revise to remove the reference to Equilar.

Response to Comment 13

The Information Statement has been revised in response to the Staff's comment to remove the references to Equilar.

Elements of Compensation/Components of Our Executive Compensation Program, page 90

Bonus Compensation, page 91

14.
We note your disclosure on pages 91 and 92 that, “[p]rior to the separation, [you] expect to grant options to purchase [your] common stock” and your disclosure that “[i]n connection with the separation, [you] expect to grant options to purchase shares of [your restricted stock].” If you determine such amounts prior to the effectiveness of your registration statement, please revise to disclose such amounts.

Response to Comment 14

The Company acknowledges the Staff's comment and confirms that to the extent it determines the number of options to purchase its common stock it will grant in connection with the spin-off prior to the time the Information Statement is declared effective, it will disclose such amounts in the Information Statement.

Non-Qualified Deferred Compensation, page 100

15.
Please revise to provide a footnote quantifying the extent to which amounts reported in the aggregate balance at the last fiscal year end were also reported as compensation in Mr. Washecka's row in the summary compensation table for previous years pursuant to Item 402(i) of Regulation S-K.

Response to Comment 15

The Information Statement has been revised in response to the Staff's comment. Please see pages 130 of the Information Statement.

16.	Please revise to include a brief narrative that describes the material factors of the Deferred Compensation Plan. Refer to Instruction (3) of Item 402(i)(2) of Regulation S-K.

Response to Comment 16

The Information Statement has been revised in response to the Staff's comment. Please see pages 130 of the Information Statement.

Financial Statements

17.
Please note the age of the financial statements in the filing to include an unaudited interim balance sheet (and associated unaudited comparative interim period statements of income and cash flows) as of a date less than 135 days prior to the effective date of the filing. For example, it appears the unaudited interim period financial statements presently in the filing are appropriate through November 11, 2012.

Response to Comment 17

The Company acknowledges the Staff's comment and has updated the financial statements included in the Information Statement to comply with Regulation S-X.

*        *        *
Conclusion

We thank the Staff for its attention to the Company's submission and we look forward to hearing from you regarding the Registration Statement and the related Information Statement. If I can be of any assistance during the staff's review of the enclosed draft Registration Statement, please contact me, collect, by telephone at (212) 530-5022 or by facsimile at (212) 822-5022. I can also be reached by e-mail at rmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Era Group Inc.
818 Town & Country Blvd.,
Suite 200
Houston, Texas 77024
Tel: (281) 606-4900

December 17, 2012

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen

Re:	Era Group Inc. (the “Company”)
Registration Statement on Form 10-12B (No. 001-35701) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Era Group Inc.

By:	/s/ Christopher S. Bradshaw
	Name:	Christopher S. Bradshaw
	Title:	Chief Financial Officer